UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year end 12/31/2001

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                            to

Commission file number 000-26335

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team Financial, Inc.

Employee Stock Ownership Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team Financial, Inc.

Employee Stock Ownership Plan

8 West Peoria Street

Paola, Kansas 66071

Team Financial, Inc. Employee Stock Ownership Plan has duly caused this amendment to its annual report to:

(1)           include an addition to note 1 to the financial statements and

(2)           the consent of Independent Public Accountants.

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)           Summary of Significant Accounting Policies

Plan Termination

Although it has expressed no intention to do so, Team Financial has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Exhibit Index.

23.1         Consent of Independent Public Accountants

Team Financial, Inc. Employee Stock Ownership Plan has duly caused this amendment to its annual report to be signed by the undersigned thereunto duly authorized.

Team Financial, Inc.

Employee Stock Ownership Plan

Date: June 28, 2002	/s/ Carolyn S. Jacobs

Carolyn S. Jacobs

Treasurer

Exhibits

23.1         Consent of Independent Public Accountants